                                                                Exhibit 99(a)


[LOGO - NEWS RELEASE]                           Cleveland-Cliffs Inc
                                                1100 Superior Avenue
                                                Cleveland, Ohio  44114-2589
--------------------------------------------------------------- ---------------



                        CLEVELAND-CLIFFS REPORTS RESULTS
                             FOR FIRST QUARTER 2002

         Cleveland, OH -- April 24, 2002 -- Cleveland-Cliffs Inc (NYSE:CLF) today reported a net loss of $12.8 million, or $1.27 per diluted share, for the first quarter of 2002. In the first quarter of 2001, Cliffs had a loss of $9.6 million, or $.95 per diluted share, before recognizing a $9.3 million credit relating to the cumulative effect of an accounting change. In 2001, the Company changed its method of accounting for investment gains and losses on pension assets for the calculation of pension expense. The net loss in the first quarter of 2001 was $.3 million, or $.03 per diluted share. Following is a summary of results:

                                              (IN MILLIONS, EXCEPT PER
                                                       SHARE)
                                             ---------------------------
                                                2002           2001
                                             -----------    ------------
          Loss Before Cumulative Effect
              of Accounting Change:
                            Amount              $ (12.8)         $ (9.6)
                            Per Share             (1.27)           (.95)

          Cumulative Effect of
              Accounting Change:
                            Amount                   --             9.3
                            Per Share                --             .92
                                             -----------    ------------
          Net Loss:
                            Amount                (12.8)            (.3)
                            Per Share             (1.27)           (.03)

         First quarter results are historically not representative of annual results due to limited shipments of iron ore pellets on the Great Lakes during the winter months. The larger loss in the first quarter of 2002 was principally due to the suspension of operations at the Empire Mine for the quarter, resulting in higher idle costs and lower royalty and fee income. Empire has subsequently resumed operations. Fixed costs related to production curtailments, which are included in cost of goods sold and operating expenses, were approximately $14 million in the first quarter of 2002 versus $4 million in 2001. Partly offsetting the adverse impact of increased production curtailments in 2002 was a decrease in the loss from Cliffs and Associates Limited (CAL) and higher income from the sale of non-strategic assets in 2002. First quarter 2001 results also included a $1.9 million pre-tax charge for restructuring activities.

         Royalties and management fee income from partners in the first quarter of 2002 decreased $6.6 million from last year due mainly to the suspension of operations at the Empire Mine in 2002, and Cliffs' increased ownership in Tilden Mine in 2002. In order to enhance the clarity of reporting Cliffs' results, revenues reflect only royalties and fees paid by Cliffs' partners. Royalties and fees paid by Cliffs, as a partner in the mines, which were previously reported in both revenues and cost of goods sold, are now eliminated. As a result, first quarter 2001 revenues from royalties and management fees and cost of goods sold have been restated by a $.9 million reduction. This change had no impact on financial results.

IRON ORE ACTIVITIES

         Iron ore pellet sales in the first quarter of 2002 were 1.3 million tons compared with .5 million tons in 2001. The increase is partly due to the sale of .3 million tons to Algoma Steel under a new sales contract that has made Cliffs the sole supplier of pellets to Algoma for the next 15 years. See "Acquisition of Algoma Interest in Tilden Mine."

         Iron ore pellet production at Cliffs-managed mines decreased to 4.6 million tons in the first quarter of 2002 from 6.9 million tons in 2001. Cliffs' share of first quarter production was 2.5 million tons versus 2.8 million tons in 2001. Following is a summary of production tonnage by mine for the first quarter of 2002 and 2001:

                                             (TONS IN MILLIONS)
                         -----------------------------------------------------------
                                   TOTAL                       CLIFFS' SHARE
                         ---------------------------     ---------------------------
                           2002            2001             2002            2001
                         ----------     ------------     ------------     ----------
  Empire                    --             1.9               --               .7
  Tilden                    1.6            1.7               1.4              .7
                         ----------     ------------     ------------     ----------
      Michigan Mines        1.6            3.6               1.4             1.4
  Hibbing                   1.3            1.0                .1              .2
  Northshore                 .8             .9                .8              .9
  Wabush                     .9            1.4                .2              .3
                         ----------     ------------     ------------     ----------
         Total              4.6            6.9               2.5             2.8
                         ==========     ============     ============     ==========

         The Empire Mine, which was idle in the fourth quarter of 2001 and the entire first quarter of 2002, resumed production on April 8 after Cliffs and Ispat Inland, the remaining owners of Empire, developed an operating plan for the year. The Hibbing Mine was idle for four weeks in the first quarter of 2002 and six weeks in the first quarter of 2001. The Northshore Mine curtailed production in both years by only operating its two larger pelletizing lines. Current year production at the Wabush Mine is behind last year due to a lower planned operating rate and production problems attributable to severe weather conditions.

ACQUISITION OF ALGOMA INTEREST IN TILDEN MINE

         On January 31, 2002, Cliffs acquired Algoma Steel's 45 percent interest in the Tilden Mine for the assumption of approximately $14 million of net mine liabilities. The acquisition increased Cliffs' ownership of Tilden from 40 percent to 85 percent and increased Cliffs' share of the mine's 7.8 million ton production capacity from 3.1 million tons to 6.6 million tons. As a result of increasing the Company's ownership to 85 percent, Tilden has become a consolidated subsidiary of Cliffs. Stelco, Inc. remains a 15 percent owner of the mine.

FERROUS METALLICS ACTIVITIES

         CAL operations remained idle during the first quarter of 2002 due to weak market conditions. Cliffs' share of CAL idle costs was $2.6 million pre-tax, or $2.2 million on an EBITDA basis. Holding costs have continued to be reduced while protecting the assets and retaining a highly skilled core workforce. In the first quarter of 2001, Cliffs' share of CAL's pre-operating costs was $4.6 million on a pre-tax basis.

         The market for ferrous metallics products continues to be weak, but demand and pricing are expected to improve as the global steel business improves. We intend to restart our HBI plant in Trinidad and Tobago when a sustained improvement in the market is evident.

         On April 4, Cliffs signed an agreement to participate in Phase II of the Mesabi Nugget Project. Other participants include Kobe Steel, Ltd., Steel Dynamics, Inc., Ferrometrics, Inc. and the State of Minnesota. A $24 million pilot plant will be constructed at Cliffs' Northshore Mine to test and develop Kobe Steel's technology for converting iron ore into nearly pure iron in nugget form. Cliffs' contribution to the project, through the pilot plant testing and development phase, is $4.5 million. If the pilot plant is successful, construction of a commercial size facility capable of producing 300,000 tons annually could start as early as 2004.

LIQUIDITY

         At March 31, 2002, Cliffs had cash and cash equivalents of $142 million, including $100 million borrowed under the Company's unsecured revolving credit facility. The $100 million revolving credit facility does not expire until May 2003; however, the Company is considering alternatives to this financing, reflecting limited flexibility under the existing bank loan covenants. The Company's $70 million of senior unsecured notes are due in December 2005.

OUTLOOK

         Steel industry fundamentals in the United States and Canada have turned positive with operating rates and steel prices increasing significantly since the beginning of the year. While the steel market is expected to remain tight, there is currently excess iron ore pellet capacity.

         John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "The increase in steel operating rates has started to improve the demand for iron ore pellets to a level we haven't seen the last few years. The resumption of steelmaking activities at the former LTV facilities by International Steel Group Inc. (ISG) in the second half of 2002 is another major positive development for the North American iron ore industry, and particularly for Cliffs, since it will put idle blast furnaces requiring iron ore pellets back into operation."

         On April 12, the Company announced that it had signed a long-term agreement to supply iron ore pellets to ISG. Under the agreement, Cliffs will be the sole supplier of pellets purchased by ISG for a 15-year period beginning in 2002. Cliffs also announced that it has invested $13 million in ISG common stock, representing approximately 7 percent of ISG's equity. Pellet sales to ISG in 2002 are expected to be between
1.5 and 2 million tons, depending on ISG's actual production start-up. Sales over the remainder of the contract term will depend on ISG's pellet requirements. Based on ISG's planned operating levels, the annual pellet requirement is expected to be about 5 million tons.

         The new contract with ISG has increased Cliffs' pellet sales forecast for the year 2002 to about 13 million tons. Total pellet production for 2002 at Cliffs' operations is now forecasted at about 27 million tons, as follows:

- Michigan mines (Empire and Tilden) are expected to produce about 12.0 million tons
-        Northshore is expected to produce between 3.5 and 4.0 million tons
-        Hibbing is expected to produce 6.8 million tons
-        Wabush is expected to produce 4.5 million tons

Cliffs' share of production is expected to be about 14 million tons.

         Brinzo said, "The new contract with ISG is expected to allow Cliffs to operate at close to capacity levels beginning in 2003. While this volume increase is crucial to eliminating idle costs, we continue to focus on aggressively reducing the costs of production and are taking decisive actions to increase the competitive position of all of our mines. In Michigan, we are exploring the possibility of combining the Empire and Tilden Mines into one operation capable of producing up to 14 million tons of pellets per year. Under the plan called TEC (Tilden and Empire Combined), most of the mining and processing facilities of both mines would be utilized, but TEC would be managed and operated as one unit to realize the cost synergies of consolidation. A decision on implementing TEC is likely in the third quarter."

         Brinzo concluded, "While business conditions are improving, we expect to report a loss in the second quarter and for the full year 2002. However, we are projecting our results to be profitable in the second half of 2002 and look for a further improvement in financial results in 2003. Although we do not underestimate the challenges ahead in the iron and steel industry, we are also excited about the opportunities."

         Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

         This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

         Actual results may differ materially from such statements for a variety of factors; such as: demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates, operational or start-up factors, electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U. S. Bankruptcy Code; changes in imports of steel, iron ore, or ferrous metallic products; changes in the market price of HBI and expected idle costs of CAL; events or circumstances that could impair or adversely impact the viability of a mine or other operation and the carrying value of associated assets; and changes in domestic or international economic and political conditions.

          Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

         Cliffs will host a conference call on first quarter 2002 results tomorrow, April 25, at 10:00 a.m. EDT. The call will be broadcast live on Cliffs' website at http://www.cleveland-cliffs.com. A replay of the call will be available on the website for 30 days. Cliffs will file its first quarter 10-Q Report with the Securities and Exchange Commission on April 25. For a more complete discussion of operations and financial position, please refer to the 10-Q Report.

CONTACTS:
Media:  Ralph S. Berge, (216) 694-4870
Financial Community:  Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED OPERATIONS


                                                                            Three Months
                                                                           Ended March 31,
                                                                          -------------------
(IN MILLIONS EXCEPT PER SHARE AMOUNTS)                                       2002       2001
                                                                          -----------  -------
REVENUES
     Product sales and services
         Iron ore                                                           $ 47.9    $ 20.3
         Freight and minority interest                                         7.1        .6
                                                                            ------    ------
            Total product sales and services                                  55.0      20.9
     Royalties and management fees                                             1.3       7.9
                                                                            ------    ------
            Total operating revenues                                          56.3      28.8
     Interest income                                                           1.1       1.1
     Other income                                                              3.3       2.4
                                                                            ------    ------
                                         TOTAL REVENUES                       60.7      32.3

COSTS AND EXPENSES
     Cost of goods sold and operating expenses - iron ore                     70.4      35.1
     Administrative, selling and general expenses                              4.0       2.8
     Idle expense and pre-operating loss of Cliffs and Associates Limited      3.3       5.8
     Interest expense                                                          1.9       2.1
     Other expenses                                                            1.3       2.5
                                                                            ------    ------
                               TOTAL COSTS AND EXPENSES                       80.9      48.3
                                                                            ------    ------

LOSS BEFORE INCOME TAXES, MINORITY INTEREST
     AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                              (20.2)    (16.0)
INCOME TAXES (CREDIT)                                                         (6.7)     (5.2)
                                                                            ------    ------

LOSS BEFORE MINORITY INTEREST
     AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                              (13.5)    (10.8)
MINORITY INTEREST                                                               .7       1.2
                                                                            ------    ------

LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                           (12.8)     (9.6)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE -
     NET OF $5.0 TAX                                                                     9.3
                                                                            ------    ------

NET LOSS                                                                    $(12.8)   $  (.3)
                                                                            ======    ======

NET LOSS PER COMMON SHARE
     Basic and Diluted
         Before cumulative effect of accounting change                      $(1.27)   $ (.95)
         Cumulative effect of accounting change - net of tax                             .92
                                                                            ------    ------
                Net loss                                                    $(1.27)   $ (.03)
                                                                            ======    ======

AVERAGE NUMBER OF SHARES
     Basic                                                                    10.2      10.1
     Diluted                                                                  10.2      10.1

                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                      Three Months
                                                                     Ended March 31,
                                                                  -------------------
(IN MILLIONS, BRACKETS INDICATE DECREASE IN CASH)                   2002       2001
                                                                  -------   --------

OPERATING ACTIVITIES
     Net loss                                                      $(12.8)   $ (.3)
     Depreciation and amortization:
         Consolidated                                                 5.6      3.8
         Share of associated companies                                2.1      3.1
     Deferred income taxes                                            2.8     (1.5)
     Minority interest in Cliffs and Associates Limited               (.7)    (1.2)
     Gain on sale of assets                                          (2.5)    (1.4)
     Cumulative effect of accounting change - net of $5.0 tax                 (9.3)
     Other                                                           (3.3)     1.1
                                                                   ------    -----
         Total before changes in operating assets and liabilities    (8.8)    (5.7)
     Changes in operating assets and liabilities                    (25.2)   (31.2)
                                                                   ------    -----
            Net cash used by operating activities                   (34.0)   (36.9)

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated:
            Cliffs and Associates Limited                                     (5.4)
            Other                                                    (4.2)    (2.1)
         Share of associated companies                                (.6)     (.3)
     Investment in power related joint venture                       (6.0)
     Proceeds from sale of assets                                     2.5      1.5
     Other                                                                     (.4)
                                                                   ------    -----
            Net cash used by investing activities                    (8.3)    (6.7)

FINANCING ACTIVITIES
     Borrowings under revolving credit facility                               65.0
     Contributions by minority shareholder in
         Cliffs and Associates Limited                                 .6      5.2
     Dividends                                                                (1.0)
                                                                   ------    -----
            Net cash from financing activities                         .6     69.2
                                                                   ------    -----

INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                              $(41.7)   $25.6
                                                                   ======    =====

                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION


                                                                                           (In Millions)
                                                                          --------------------------------------------
                                                                              Mar. 31        Dec. 31,        Mar. 31
                                                                               2002           2001            2001
                                                                          -------------  -------------   -------------
                                        ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                              $ 142.1        $ 183.8          $ 55.5
      Trade accounts receivable - net                                            9.9           19.9             6.4
      Receivables from associated companies                                      2.2           12.1            17.2
      Inventories
           Product                                                             126.3           84.8           161.3
           Supplies and other                                                   49.8           29.0            21.9
      Deferred and refundable income taxes                                      28.1           20.8            18.6
      Other                                                                     20.4           12.3            11.8
                                                                        -------------  -------------   -------------
                                                TOTAL CURRENT ASSETS           378.8          362.7           292.7
PROPERTIES - NET                                                               396.6          260.3           276.2
INVESTMENTS IN ASSOCIATED COMPANIES                                             46.3          135.0           135.2
OTHER ASSETS                                                                    67.5           67.0            61.8
                                                                        -------------  -------------   -------------
                                                        TOTAL ASSETS         $ 889.2        $ 825.0         $ 765.9
                                                                        =============  =============   =============

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Short-term borrowings                                                  $ 100.0        $ 100.0          $ 65.0
      Accounts payable and accrued expenses                                    114.8           89.8            88.8
                                                                        -------------  -------------   -------------
                                           TOTAL CURRENT LIABILITIES           214.8          189.8           153.8
LONG-TERM DEBT                                                                  70.0           70.0            70.0
POSTEMPLOYMENT BENEFIT LIABILITIES                                              91.9           69.2            65.3
ENVIRONMENTAL AND CLOSURE                                                       59.4           59.2            18.1
OTHER LIABILITIES                                                               35.9           36.7            39.3
                                                                        -------------  -------------   -------------
                                                                               472.0          424.9           346.5
MINORITY INTEREST
      Cliffs and Associates Limited                                             25.8           25.9            27.9
      Tilden Mining Company L.C.                                                28.8
SHAREHOLDERS' EQUITY                                                           362.6          374.2           391.5
                                                                        -------------  -------------   -------------
                          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 889.2        $ 825.0         $ 765.9
                                                                        =============  =============   =============

================================================================================

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. On January 31, 2002, Cliffs acquired Algoma Steel's 45 percent interest in the Tilden Mine, which increased Cliffs' ownership of Tilden from 40 percent to 85 percent. As a result of this transaction, Tilden became a consolidated subsidiary of Cliffs. Stelco, Inc. remains the owner of the other 15 percent of Tilden. In comparing the consolidated statement of financial position at March 31, 2002 and December 31, 2001, there are significant changes that are mainly due to the full consolidation of Tilden versus accounting for Tilden by the equity method. Consolidation of Tilden also increases sales revenues and cost of goods sold to account for Tilden cost reimbursements from the minority owner.

2. In management's opinion, the unaudited financial statements present fairly the Company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.